UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 10-SB
                                (Amendment No.1)

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                           AutoDataResearch.com, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


              Nevada                                     16-1599721
----------------------------------------             -------------------
(State or other jurisdiction of                       (I. R. S. Employer
 incorporation or organization)                      Identification No.)

         76 Seneca Creek Road
        West Seneca, New York                               14224
----------------------------------------                  ----------
(Address of principal executive offices)                  (Zip Code)


                                 (716) 675-8563
                            -------------------------
                            Issuer's telephone number


    Securities to be registered pursuant to Section 12(b) of the Act: None.



Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.001
                          -----------------------------
                                (Title of Class)

                                     Part I

Item 1. Description of Business

AutoDataResearch.com, Inc. (the "Company") was incorporated under the laws of the State of Nevada on November 6, 2000. Since its incorporation, the Company has been in the development stage. The Company has commenced limited operations consisting of development of an Internet website and conducting research for a planned national marketing campaign to be implemented via the Internet, trade publications and trade conventions. Additionally, the Company is in the process of organizing comparative automobile information for its planned Internet database.

Principal Products or Services and Their Markets

The Company plans to engage primarily in the business of providing comparative automobile information via the Internet and printed materials. The Company plans to partner with a yet to be determined provider of printed form comparative automobile data to launch a database containing comparative automotive information available via the Internet.

The Company's primary target segments of the automobile market will be automobile manufacturers, distributors, dealers and consumers. The Company's management believes it can effectively cover the different market segments without having to change product research and development as the primarily differences between the targeted market segments are only their size.

The information to be presented on the Company's website and in its printed materials will allow automobile manufacturers and dealers to present information to potential purchasers that is geared towards their specific vehicle makes. Having this information available on-line will allow automobile manufactures and dealers to reach potential buyers in the early stages of the purchasing process. Potential purchasers will have access to comparative information in the comfort of their own homes and offices any time of the day or night.

The Company believes that in today's automotive industry there is a much greater awareness of the need for new marketing approaches. As automobile purchasers have become more knowledgeable of the Internet, there has been a dramatic increase in automobile pricing services and providers of comparative automobile information. According to one Internet research firm, twenty-five percent of new car purchasers researched automobile information via the Internet in 1998. By 1999, the percentage of new car purchasers utilizing the Internet for research increased to forty percent. In addition, the same Internet research firm estimates 500,000 vehicles will be sold via the Internet in 2003, which would result in the value of vehicle sales conducted entirely online in 2003 to approach $12 billion.

Distribution Methods of the Products or Services

The Company's goal is to provide a proprietary product that will deliver timely and detailed comparative information on automobiles in easy to understand formats via both the Internet and printed materials.

To date, the Company has incurred $12,000 in designing and programming costs for its website. Four sections of the website are being constructed: (i) features,
(ii) new car comparison, (iii) used car guide, and (iv) popular vehicles. Each section of the website is being programmed to allow users to evaluate the advantages and disadvantages of new and used cars. Also, the Company's website is being designed to incorporate appropriate links from the websites of selected automotive manufactures and distributors. The Company's website will be accessed through the links to allow potential purchasers to access comparative information and then review comparisons, download them for later review or print the information.

Competition

There are only a few direct competitors in the Company's targeted market segments. Most current providers of comparative automobile information on the Internet, such as Kelley Blue Book, primarily provide pricing services for consumers and not comparison information customized towards specific vehicle manufacturers.

Employees

The Company has commenced only limited operations. Therefore, the Company has no full time employees. The Company's management and directors provide planning and organizational services for the Company on a part-time basis.

Forward Looking Statements

Cautionary Notice Regarding Forward Looking Statements

The Company, a developmental stage company, cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Registration Statement or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this Registration Statement that are not statements of historical fact may be deemed to be forward-looking statements. This Registration Statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration Statement and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; and, (iii) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, potential fluctuations in quarterly operating results and expenses, government regulation, technological change and competition. The accompanying information contained in this Registration Statement identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this Registration Statement should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

Risk Factors

Development Stage Company - Only Limited Operations

The Company has been in the development stage since its inception in November 2000 and has only commenced limited operations. It has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies which face competition from other more established companies. Such risks include, without limitation, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, changes in laws that adversely affect the Company's business, the lack of broad acceptance of the Company's products and services, the Company's inability to build a customer base, the introduction and development of direct and indirect competitors, including those with greater financial, technical and marketing resources, the inability of the Company to attract, retain and motivate qualified personnel, and general economic conditions.

Limited Working Capital; Uncertainty of Revenues and Operating Results

As of December 31, 2001, the Company had a net working capital deficit of $1,992. There can be no assurance that the Company will achieve or sustain positive capital in the future. There can be no assurance that the Company can generate substantial revenue, or that for any revenue that is achieved, growth can be sustained. The Company plans to incur substantial expenditures to develop its database and market the Company's products and services. To the extent that increases in such expenditures precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected.

Net Loss Since  Inception;  Future  Capital  Needs;  Uncertainty  of  Additional
Funding

The Company has no established sources of revenue, has incurred a net loss of $46,482 since inception, and is dependent on its ability to secure financing. Therefore, uncertainty exists over its ability to continue as a going concern. The Company cannot assure that any required additional financing will be available on terms favorable to the Company, or at all. If additional funds are raised by the Company issuing equity securities, stockholders may experience dilution of their ownership interest and such securities may have rights senior to those of the holders of common stock. If additional funds are raised by the Company issuing debt, it may be subject to certain limitations on our operations, including limitations on the payment of dividends. If adequate funds are not available or not available on acceptable terms, the Company may be unable to fund expansion, develop or enhance services or respond to competitive pressures, which could have a material adverse effect on our business, results of operations, and financial condition.

Volatility of Technology and Internet Stocks

The market for Internet and technology related stocks generally have been subject to wide fluctuations in price and volume that often appear to be unrelated to the operating success of these companies. Such volatility can present risks for investors. Moreover, such volatility often leads to securities litigation brought by investors who are seeking to recoup losses resulting from rapid and significant drops in price and/or volume.

Dependence on Management

The Company will be highly dependent on the technical and managerial skills of its management, Robert P. Feneziani and Thomas D. Feneziani, who work only part-time and without compensation. Therefore, the success of the Company's business is highly dependent upon the Company's ability to retain such personnel and to identify, hire and retain additional personnel as the need arises. There can be no assurance that the Company will be able to retain existing personnel or to identify or hire additional qualified personnel.

Highly Competitive Industry

The future success of the Company is dependent on the development of the Internet as a commercially viable medium for the distribution and delivery of content, services and products. The online commerce market is new, rapidly evolving and intensely competitive. Other than costs of marketing and production, there are no substantial barriers to entry, and the Company expects that competition will continue to intensify. Currently, potential competitors could launch new websites at a relatively low cost. Increased competition could require the Company to respond to competitive pressures by establishing pricing, marketing and other programs, or seeking out additional strategic alliances or acquisitions, any of which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Risk of Low Priced Stocks

The Company's common stock may be considered penny stock and is subject to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. This classification requires additional disclosure by broker-dealers in connection with any trades, including the delivery to purchasers, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the associated risks. The regulations applicable to penny stocks could severely limit the market liquidity of our common stock and could limit the ability to sell securities in the secondary market.

No Dividends

The Company has not paid any dividends to its shareholders and does not plan to pay dividends in the foreseeable future. The Company currently intends to retain any earnings as working capital.

Absence of a Trading Market

The absence of an active trading market would adversely affect the liquidity of the common stock and, consequently, purchasers of the common stock may experience substantial difficulty in selling the common stock. In addition, there has been a history of volatility in the market prices for the stock of start-up and developmental stage companies such as the Company, which can affect the liquidity of the common stock as well as the price that holders may receive for the common stock in future sales.

Item 2. Management's Discussion and Analysis or Plan of Operation

As the Company is in the developmental stage and has commenced only limited operations, it has yet to realize any revenue. The Company has realized a net loss from operations of $46,482 since inception due primarily to legal and accounting fees necessary to bring the Company through the development stage.

Liquidity and Capital Resources. Cash and cash equivalents from inception to date have been insufficient to provide the operating capital necessary to operate the Company. The necessary capital to operate the Company has been provided by the principals and founders of the Company in the form of both debt and capital stock issuances as set forth in the financial statements incorporated herein. In summary, there has been, and will continue to be, an absence of liquidity and capital resources to operate the Company self-sufficiently unless and until an offering of the Company's stock can be made to provide the necessary cash for operations. The current cash position of the Company is insufficient to provide for the needs of the Company. Therefore, management of the Company has committed to providing the necessary funding for the Company until the Company can generate ample revenues to offset the expenses or until an appropriate offering of the Company's capital stock or via third party bridge loans can be made to raise cash.

Item 3. Description of Property

The Company has a verbal agreement with Thomas Feneziani, Secretary, Treasurer and a director of the Company, to utilize office equipment and 600 square feet of office space for no charge.

Item 4. Security Ownership of Management and Certain Beneficial Owners and Management

The following table sets forth as of January 10, 2002, the beneficial ownership of shares of the Company's common stock by any person known to be the beneficial owner of more than 5%, each of the directors and executive officers, and all directors and officers as a group. Except as otherwise indicated, each of the persons named has sole voting and investment power with respect to all shares beneficially owned. Beneficial ownership is calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934.

--------  ----------------------------------------  ------------------  --------
                                                                        Percent
Title of                                                  Shares          of
  Class   Name of Beneficial Owner of Shares        Beneficially Owned   Class
--------  ----------------------------------------  ------------------  --------
Common    Robert P. Feneziani                            200,000         43.57%

Common    Thomas D. Feneziani                            200,000         43.57%
                                                         -------         ------

          Total by Directors and Officers and as a
          Group                                          400,000         87.14%
--------  ----------------------------------------  ------------------  --------

Item 5. Directors and Executive Officers, Promoters and Control Persons

-------------------- ------------ ----------------------------------------------
       Name              Age                        Position
-------------------- ------------ ----------------------------------------------
Robert P. Feneziani      41       President and Director

Thomas D. Feneziani      43       Secretary, Treasurer and Director
-------------------- ------------ ----------------------------------------------

Each director is elected to hold office until the next annual meeting of stockholders and until his successor is elected or appointed and qualified. Each officer serves at the discretion of the Board of Directors. The current directors and officers of the Company, Robert Feneziani and Thomas Feneziani, are brothers.

Robert Feneziani is currently employed as a pilot with United Airlines. He also served as an F-16 instructor pilot with the Arizona Air National Guard and has more than eighteen years of military experience. Mr. Feneziani received his undergraduate degree in industrial technology from Buffalo State College and master's degree in science administration from Central Michigan University.

Thomas Feneziani, the brother of Robert Feneziani, is currently employed as a sales research analyst with Mattel Toys. He is a certified public accountant in the state of New York and has over eighteen years of business experience. Mr. Feneziani received his undergraduate degree in accounting from Edinboro State College and a master's degree in business administration from Canisius College.

Item 6. Executive Compensation

The Company has only commenced limited operations. Therefore, the Company's executive officers have not received any compensation of any kind.

Item 7. Certain Relationships and Related Transactions

As noted in Item 3 above, the Company has a verbal agreement with Thomas Feneziani, Secretary, Treasurer and a director of the Company, to utilize office equipment and 600 square feet of office space for no charge. In addition, the Company has borrowed money from Robert Feneziani, President and a director of the Company, in order to pay general and administrative expenses. As of December 31, 2001, the Company owed $31,266 relating to the notes. Interest on the notes has been calculated at an imputed interest rate of 10 percent for the year ending December 31, 2001.

Item 8. Description of Securities

The securities being registered are shares of common stock, par value $.001. There are 100,000,000 shares of common stock authorized, with 459,000 shares issued and outstanding as of January 10, 2002.

Shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and do not have cumulative voting rights, which means that the holders of a majority of the shares eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of record of shares of common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor. Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

The Company's common stock is not listed or quoted at the present time. There is no public market for the Company's common stock and there are no assurances that a public trading market will be established in the future. None of the Company's common equity stock is subject to outstanding options or warrants or can be sold pursuant to Rule 144 under the Securities Act of 1933. The Company has not agreed to register any of its common stock under the Securities Act of 1933.

Holders

As of January 10, 2002, there were approximately thirty shareholders of record of the Company's common stock.

Dividends

The Company has not declared any dividend since inception and does not intend to declare or pay any cash dividends in the foreseeable future.

Item 2. Legal Proceedings

There are no legal proceedings pending to which the Company is a party or to which any of its property is the subject.

Item 3. Changes in and Disagreements with Accountants.

None.

Item 4. Recent Sales of Unregistered Securities

On November 6, 2000, the Company issued 400,000 shares of common stock to the following individuals for $.50 per share or an aggregate consideration of $14,495. These shares were not registered under the Securities Act of 1933 in reliance upon the exemption afforded by Section 4(2).

         Robert Feneziani                        200,000 shares
         Thomas Feneziani                        200,000 shares

On January 9, 2002, the Company issued 59,000 shares of common stock to the following individuals for an aggregate consideration of $29,500. These shares were not registered under the Securities Act of 1933 in reliance upon the exemption afforded by Rule 504.

         Cynthia F. Hujer                        2,000 shares
         John G. Rothrock                        1,000 shares
         David Mark Feneziani                    2,000 shares
         Kim Gillogly                            2,000 shares
         Daniel J. Walsh                         1,600 shares
         Regina M. Lewis                         1,000 shares
         Linda M. Walsh                          2,400 shares
         Donald Long                             1,000 shares
         Bryan Samuel Smith                      3,000 shares
         John Mays                               1,000 shares
         Belinda Dziadosz                        3,000 shares
         Joann Lamitina                          4,000 shares
         Gary P. Dryden, Sr.                     2,000 shares
         Russell Tucker                          4,000 shares
         Kenneth Kwilos                          1,000 shares
         John Barrick                            1,000 shares
         Daniel Dryden                           2,000 shares
         James Feneziani                         3,000 shares
         Stanley Duda                            3,000 shares
         Donald Feneziani                        3,000 shares
         Anita Groh                              3,000 shares
         Heather A. Puckett                      1,000 shares
         Janet Feneziani                         1,400 shares
         Michael Roman                           1,000 shares
         Jason M. Weiss                          2,000 shares
         Ronald E. Welker                        3,000 shares
         Daniel A. Lewis                         3,000 shares
         Eric Demme                              1,600 shares

Item 5. Indemnification of Directors and Officers

Under Article V of the Company's Bylaws, the Company shall indemnify all of its directors and officers, and its former directors and officers, or any person who may have served at the Company's request as a director or officer of another corporation in which the Company owns shares of capital stock or of which the Company is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties by reason of being or having been a director or officer of the Company of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged to be liable for negligence or misconduct n the performance of his or her duty.

Pursuant to Nevada Revised Statutes ("NRS") 78.7502 of the Nevada General Corporation Law, a corporation may indemnify an officer, director, employee or agent who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except a derivative action, by reason of the fact that he is or was an officer, director, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Pursuant to NRS 78.751, any discretionary indemnification under NRS 78.7502 may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by: (a) the stockholders; (b) the board of directors by majority vote of directors who were not parties to the action, suit or proceeding; or (c) by independent legal counsel in a written opinion.

                                    PART F/S

Item 1. Financial Statements

                          Index to Financial Statements


                                                                           Page
                                                                           ----

Independent Auditor's Report...............................................F - 1

Balance Sheet
  December 31, 2001 and 2000...............................................F - 2

Statement of Operations for the
  For the Year Ended December 31, 2001 and the Period November 6, 2000
  (Inception) to December 31, 2000.........................................F - 3

Statement of Stockholders' Equity
 Since November 6, 2000 (Inception) to December 31, 2001 ..................F - 4

Statement of Cash Flows for the
  For the Year Ended December 31, 2001 and Period November 6, 2000
  (Inception) to December 31, 2000.........................................F - 5

Notes to Financial Statements..............................................F - 6

                          INDEPENDENT AUDITOR'S REPORT


Auto Data Research. Com, Inc.
(A Development Stage Company)


         We have audited the accompanying balance sheets of Auto Data Research. Com, Inc. (a development stage company) as of December 31, 2001 and 2000, and the related statement of operations and cash flows for the year ending December 31, 2001 and the period November 6, 2000 (inception) to December 31, 2000 and the statement of stockholders' equity from November 6, 2000 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Data Research. Com, Inc. (a development stage company) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ending December 31, 2001 and the period November 6, 2000 (inception) to December 31, 2000 in conformity with generally accepted accounting principles.

                                                Respectfully submitted

                                                 /s/ Robison, Hill & Co.
                                                ----------------------------
                                                Certified Public Accountants

Salt Lake City, Utah
January 7, 2002

                          AUTO DATA RESEARCH. COM, INC
                          (A Development Stage Company)
                                  BALANCE SHEET



                                                               December 31,
                                                            2001        2000
                                                           --------    --------

Assets:

 Cash                                                      $ 29,524    $     12
                                                           --------    --------

Total Assets                                               $ 29,524    $     12
                                                           ========    ========

Liabilities:

  Accounts Payable                                              250        --
  Note Payable to Shareholder                                31,266        --
                                                           --------    --------
Total Liabilities                                            31,516        --
                                                           --------    --------
Stockholders' Equity:
  Common Stock, Par value $.001
    Authorized 100,000,000 shares,
    Issued 400,000 shares at December 31, 2001 and 2000         400         400
  Common Stock to be Issued, 59,000 Shares                       59
  Paid-In Capital                                            44,031      14,495
  Deficit Accumulated During the
    Development Stage                                       (46,482)    (14,883)
                                                           --------    --------
     Total Stockholders' Equity                              (1,992)         12
                                                           --------    --------
     Total Liabilities and
       Stockholders' Equity                                $ 29,524    $     12
                                                           ========    ========





The accompanying notes are an integral part of these financial statements.

                          AUTO DATA RESEARCH. COM, INC
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS




                                                                    Cumulative
                                                  For the Period      since
                                                    November 6,     November 6,
                                   For the Year         2000            2000
                                      Ended       (Inception) to   Inception of
                                   December 31,    December 31,    development
                                        2001            2000           stage
                                   ------------    ------------    ------------

Revenues:                          $       --      $       --      $       --

Expenses:

   General & Admin                       30,183          14,883          45,066
                                   ------------    ------------    ------------

Operating Loss                          (30,183)        (14,883)        (45,066)
                                   ------------    ------------    ------------
Other Expense
  Interest                               (1,416)           --            (1,416)
                                   ------------    ------------    ------------

  Net Income (Loss)                $    (31,599)        (14,883)   $    (46,482)
                                   ============    ============    ============

Basic & Diluted Loss               $      (0.07)   $      (0.25)
                                   ============    ============



The accompanying notes are an integral part of these financial statements.


                          AUTO DATA RESEARCH. COM, INC
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
             SINCE NOVEMBER 6, 2000 (INCEPTION) TO DECEMBER 31, 2001



                                                                                         Deficit
                                                                                       Accumulated
                                                                                          Since
                                                                                         November
                                                                                         6, 2000
                                                                                       Inception of
                                             Common Stock                  Paid-In     Development
                                  Shares      Par Value    To Be Issued    Capital        Stage
                               ------------  ------------  ------------  ------------  ------------
Balance at November 6, 2000
(Inception)                            --    $       --    $       --    $       --    $       --

November 6, 2000 Issuance
of Stock for Services and

Payment of Accounts Payable         400,000           400          --          14,495          --

Net Loss                               --            --            --            --         (14,883)
                               ------------  ------------  ------------  ------------  ------------
Balance December 31, 2000           400,000           400          --          14,495       (14,883)

Cash received for shares not
yet Issued at $.50 per share         59,000          --              59        29,441          --

Contributed Capital                    --            --            --              95          --

Net Loss                               --            --            --            --         (31,599)
                               ------------  ------------  ------------  ------------  ------------
Balance December 31, 2001           459,000  $        400  $         59  $     44,031  $    (46,482)
                               ============   ============  ============  ============  ============


   The accompanying notes are an integral part of these financial statements.


                          AUTO DATA RESEARCH. COM, INC
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                                                                                     Cumulative
                                                                   For the Period      Since
                                                                     November 6,     November
                                                    For the Year         2000         6, 2000
                                                       Ended       (Inception) to   Inception of
                                                    December 31,    December 31,    Development
                                                         2001            2000           Stage
                                                    ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------
Net Loss                                            $    (31,599)   $    (14,883)   $    (46,482)
Increase (Decrease) in Accounts Payable                      250            --               250
                                                    ------------    ------------    ------------
  Net Cash Used in operating activities                  (31,349)        (14,883)        (46,232)
                                                    ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------
Net cash provided by investing activities                   --              --              --
                                                    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------
Issuance of Common Shares                                   --            14,895          14,895
Common Stock to be Issued                                 29,500            --            29,500
Increase in Notes Payable                                 31,266            --            31,266
Capital Contributed by Shareholder                            95            --                95
                                                    ------------    ------------    ------------
Net Cash Provided by Financing Activities                 60,861          14,895          75,756
                                                    ------------    ------------    ------------
Net (Decrease) Increase in
  Cash and Cash Equivalents                               29,512              12          29,524
Cash and Cash Equivalents
  at Beginning of Period                                      12            --              --
                                                    ------------    ------------    ------------
Cash and Cash Equivalents
  at End of Period                                  $     29,524    $         12    $     29,524
                                                    ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                          $       --      $       --      $       --
  Franchise and income taxes                        $       --      $       --      $       --



SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: None


   The accompanying notes are an integral part of these financial statements.

                          AUTO DATA RESEARCH. COM, INC
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDING DECEMBER 31, 2001 AND 2000
                 -----------------------------------------------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

         This summary of accounting policies for Auto Data Research. Com, Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
--------------------------------------

         The Company was incorporated under the laws of the State of Nevada on November 6, 2000. Since November 6, 2000, the Company is in the development stage, and has not commenced planned principal operations.

Nature of Business
------------------

         The Company has no products or services as of December 31, 2001. The Company was organized as a vehicle to seek merger or acquisition candidates. The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

Cash and Cash Equivalents
-------------------------

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates
--------------------------

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
----------------------------

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

                          AUTO DATA RESEARCH. COM, INC
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDING DECEMBER 31, 2001 AND 2000
                                   (Continued)
                 -----------------------------------------------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Loss per Share
--------------

         The reconciliations of the numerators and denominators of the basic loss per share computations are as follows:


                                                                   Per-Share
                                  Income         Shares             Amount
                              -------------   -------------     -------------
                               (Numerator)    (Denominator)

                                   For the Year Ended December 31, 2001

Basic Loss per Share
Loss to common shareholders   $     (31,599)        433,260     $       (0.07)
                              =============   =============     =============


                              For the Period November 6, 2000 (inception) to
                                            December 31, 2000
Basic Loss per Share

Loss to common shareholders   $     (14,883)         60,000     $       (0.25)
                              =============   =============     =============

         The  effect  of   outstanding   common  stock   equivalents   would  be
anti-dilutive for December 31, 2001 and 2000 and are thus not considered.

NOTE 2 - INCOME TAXES
---------------------

         As of December 31, 2001, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $46,000 that may be offset against future taxable income through 2021. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

                          AUTO DATA RESEARCH. COM, INC
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDING DECEMBER 31, 2001 AND 2000
                                   (Continued)
                 -----------------------------------------------

NOTE 3 - DEVELOPMENT STAGE COMPANY/GOING CONCERN
------------------------------------------------

         The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage. The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 4 - COMMITMENTS
--------------------

         As of December 31, 2001 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5- NOTE PAYABLE FROM SHAREHOLDER
-------------------------------------

         The Company has borrowed money from a shareholder in order to pay general and administrative expenses. For purposes of these financial statements, interest has been calculated at an imputed interest rate of 10 percent for the year ending December 31, 2001. As of December 31, 2001, the Company owed $31,266 relating to these notes.

                                    PART III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit No.                  Description
-----------      --------------------------

(3)(i)           Articles of Incorporation*

(3)(ii)          Bylaws*

Description of Exhibits

Exhibit No.                              Description
-----------      ---------------------------------------------------------------

(3)              Articles and Bylaws.  See Exhibit Nos. 3(i) and 3(ii), above *.

* - Previously filed.


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     AUTODATARESEARCH.COM, INC.



Date:  April 15, 2002                                By: /s/ Robert P. Feneziani
                                                         -----------------------
                                                         Robert P. Feneziani
                                                         President